July 12, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission,
Division of Corporation Finance
Mail Stop 3-4
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Melissa Walsh

Re:	VantageMed Corporation
Post-Effective Amendment No.1 to Form S-2 on Form S-1
Filed April 20, 2006
File No. 333-123915

Form 10-KSB for December 31, 2005
Filed March 31, 2006
File No. 0-29367

Ladies/Gentlemen:

We are writing on behalf of our client, VantageMed Corporation (the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated May 17, 2006. Transmitted herewith for filing via EDGAR is Post Effective Amendment No.1 on Form SB-2 to Registration Statement on Form S-2, (File No. 333-123915) (the “Form SB-2”), together with all exhibits listed therein as being filed with such amendment. All factual information provided herein relating to the Company has been provided to us by the Company.

The courtesy package that is being provided to Mr. Hugh Fuller contains a copy of this letter and two copies of the Form SB-2.

The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Post-Effective Amendment No.1 to Form S-2 on Form S-1

1.
We note that you elected to file a post-effective amendment on Form S-1 to Form S-2. Be advised that if you elect to be on Form S-1, all the requirements of S-1 must be satisfied including financial statements prepared in accordance with Regulation S-X.

Due to the fact that VantageMed is an SB filer, the Company has elected to refile the post-effective amendment on Form SB-2.

2.	Item 512(a) of Regulation S-K and Item 512(g) of Regulation S-B were recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.

The disclosure has been revised as requested.

3.
Your disclosure sets forth a partial definition of “controls and procedures” as set forth in Rule 13a-15(e). Please confirm that your certifying officers’ conclusions also encompass the second sentence of Rule 13a-15(e), which states “that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principle financial offers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please ensure that future filings will refer to the complete definition.

The Company confirms that their certifying officers’ conclusions also encompass the second sentence of Rule 13a-15(e), which states “that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principle financial offers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” The Company undertakes to ensure that future filings will refer to the complete definition.

Please direct any further comments or requests for information to the undersigned. You can reach me directly at (916) 930-3240 or via email at kevin.coyle@dlapiper.com. Thank you very much.

Very truly yours,

By: /s/ Kevin A. Coyle
Kevin A. Coyle

cc:	Steve Curd
Liesel Loesch